                                                                     EXHIBIT 12


                HOUSEHOLD FINANCE CORPORATION AND SUBSIDIARIES

            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
           TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


                                     Nine Months Ended
                                       September 30,                            Year Ended December 31,
                                   ---------------------     -----------------------------------------------------------
                                     2001         2000         2000         1999         1998          1997       1996
                                   --------     --------     --------     --------     --------     --------    --------
Net income                         $1,062.9     $  814.2     $1,185.5     $1,019.9     $  304.9     $  767.1    $  650.0
Income taxes                          571.4        434.3        642.2        550.8        361.8        391.9       358.1
                                   --------     --------     --------     --------     --------     --------    --------
Income before income taxes          1,634.3      1,248.5      1,827.7      1,570.7        666.7      1,159.0     1,008.1
                                   --------     --------     --------     --------     --------     --------    --------
Fixed charges:
  Interest expense (1)              2,386.8      2,054.3      2,910.1      2,158.3      2,009.3      1,863.0     1,727.9
  Interest portion of
  rentals (2)                          36.6         32.8         42.9         37.7         48.1         46.8        45.2
                                   --------     --------     --------     --------     --------     --------    --------
Total fixed charges                 2,423.4      2,087.1      2,953.0      2,196.0      2,057.4      1,909.8     1,773.1
                                   --------     --------     --------     --------     --------     --------    --------
Total earnings as defined          $4,057.7     $3,335.6     $4,780.7     $3,766.7     $2,724.1     $3,068.8    $2,781.2
                                   ========    =========    =========     ========     ========    =========    ========

Ratio of earnings to fixed
  charges (3)                          1.67         1.60         1.62         1.72         1.32         1.61        1.57
                                    =======     ========     ========      =======      =======     ========     =======


Preferred stock dividends (4)            --           --           --           --           --     $   14.6    $   19.4
                                   ========     ========     ========     ========     ========     ========    ========

Ratio of earnings to combined
  fixed charges and preferred
  stock dividends (3)                  1.67         1.60         1.62         1.72         1.32         1.59        1.55
                                   ========     ========     ========     ========     ========     ========    ========



(1) For financial statement purposes, these amounts are reduced for income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper issuances.

(2) Represents one-third of rentals, which approximates the portion representing interest.

(3) The 1998 ratios have been negatively impacted by the one-time merger and integration related costs associated with our merger with Beneficial Corporation ("Beneficial"). Excluding the Beneficial merger and integration costs of $751.0 million after-tax, our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends in 1998 was 1.81.

(4) Preferred stock dividends are grossed up to their pre-tax equivalents.